The information in this preliminary prospectus supplement is not complete and may be changed. We have filed an automatic shelf registration statement with the Securities and Exchange Commission relating to these securities pursuant to the requirements of the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

A filing fee of $3,070, based on $100,000,000 aggregate offering price, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection with the subordinated notes offered by means of this prospectus supplement and the accompanying prospectus from the registration statement filed April 25, 2007. This paragraph shall be deemed to update the “Calculation of Registration Fee” table in the registration statement referred to above.
Filed Pursuant to Rule 424(b)(5)
Registration No. 333-130718
SUBJECT TO COMPLETION, DATED APRIL 25, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT TO THE PROSPECTUS DATED APRIL 25, 2007
$100,000,000
% Subordinated Notes due 2017

Fulton Financial Corporation, a Pennsylvania corporation, referred to as Fulton Financial, is offering for sale, subject to the terms and conditions described in this prospectus supplement,  % subordinated notes due 2017. Interest on the subordinated notes will be payable semi-annually in arrears at an annual rate of  % on May 1 and November 1 of each year, beginning on November 1, 2007. The subordinated notes will mature on May 1, 2017 and are not redeemable at the option of Fulton Financial or repayable at the option of the holders at any time before that date.

The subordinated notes will be our general unsecured subordinated obligations and will rank equally with all of our other unsecured subordinated obligations from time to time outstanding, provided that the subordinated notes will rank senior to the junior subordinated debentures issued to our capital trust subsidiaries. The subordinated notes will rank junior to all of our existing and future senior indebtedness to the extent and in the manner set forth in the subordinated debt indenture. The subordinated notes will effectively be subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including our deposit liabilities and claims of other creditors of the subsidiary banks.

Investing in the subordinated notes involves risks. See “Risk Factors” beginning on page S-9.

The subordinated notes are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

	Per Note		Total
Public offering price(1)		%	$
Underwriting commission to be paid by us		%	$
Proceeds to Fulton Financial Corporation (before expenses)		%	$

(1)	Plus accrued interest from , 2007, if settlement occurs after that date.

The underwriters expect to deliver the subordinated notes in book-entry only form through the facilities of The Depository Trust Company on or about           , 2007.

Keefe, Bruyette & Woods

BB&T Capital Markets
JPMorgan
SunTrust Robinson Humphrey

The date of this Prospectus Supplement is          , 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement relates to a registration statement on Form S-3, as amended on April 25, 2007, initially filed by Fulton Financial with the Securities and Exchange Commission, referred to as the SEC, under the Securities Act of 1933, as amended, referred to as the Securities Act, on December 27, 2005. Any statements contained in this prospectus supplement concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.
     In this prospectus supplement, references to “Fulton Financial,” “us,” “we,” “our” or similar references mean Fulton Financial Corporation, and not Fulton Financial Corporation together with any of its subsidiaries, unless the context indicates otherwise.
     Fulton Financial is offering to sell the subordinated notes, and is seeking offers to buy the subordinated notes, only in jurisdictions where such offers and sales are permitted. If you are in a jurisdiction where offers to sell or solicitations of offers to purchase the subordinated notes offered by this prospectus supplement are unlawful, or if you are a person to whom it is unlawful to conduct these types of activities, then the offer presented in this prospectus supplement and the accompanying prospectus does not extend to you.
     If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
     Fulton Financial files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. You may read and copy this information at prescribed rates at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     You can also obtain additional information about the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is www.sec.gov.
     The common stock of Fulton Financial is traded on the Global Select Market of The Nasdaq Stock Market, Inc., referred to as NASDAQ, and quoted under the symbol FULT. You can also inspect information about Fulton Financial by visiting the NASDAQ web site (www.nasdaq.com). Our Internet web site is www.fult.com. Information contained in our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are incorporating information into this prospectus supplement by reference, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, except as discussed below.
     The following documents that we have filed with the SEC are incorporated into this prospectus supplement and the accompanying prospectus by reference (other than information that, pursuant to SEC rules, is deemed not to be filed):
•	Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007; and

•	Current Reports on Form 8-K filed January 17, 2007 and March 20, 2007.
     All future filings that we make with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, are incorporated by reference into this prospectus supplement and the accompanying prospectus (other than information that, pursuant to SEC rules, is deemed not to be filed) until we complete the offering of the subordinated notes. Any statement contained in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that any statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes this statement. Any statement modified or superseded in this way will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The information incorporated by reference contains information about us and our financial condition and performance and is an important part of this prospectus supplement.
     You can obtain any of the documents incorporated by reference in this prospectus supplement from us, or from the SEC, through the SEC’s Internet web site at www.sec.gov. Documents incorporated by reference in this prospectus supplement are available without charge, excluding all exhibits unless we have specifically incorporated an exhibit into this document by reference. You may obtain documents incorporated by reference in this document by requesting them by writing or telephoning us at:
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, Pennsylvania 17604
Attention: Corporate Secretary
(717) 291-2411
     You should rely only on the information included or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those included or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone does give you any additional or different information, you should not rely on it. The information included or incorporated by reference in this prospectus supplement speaks only as of the date of this document unless the information specifically indicates that another date applies.

SUMMARY
     The following information is a summary of the significant terms of the offering of subordinated notes made by this prospectus supplement. You should carefully read this prospectus supplement to understand fully the terms of the subordinated notes, as well as the tax and other considerations that are important to you in making a decision about whether to purchase the subordinated notes. You should pay special attention to the “Risk Factors” section beginning on page S-9 of this prospectus supplement to determine whether an investment in the subordinated notes is appropriate for you.
Fulton Financial Corporation
     Fulton Financial is a Pennsylvania business corporation and a registered financial holding company that maintains its headquarters in Lancaster, Pennsylvania. As a financial holding company, Fulton Financial engages in general commercial and retail banking and trust business, and also in related financial businesses, through its bank and non-bank subsidiaries. Fulton Financial’s bank subsidiaries currently operate 263 banking offices in Pennsylvania, Maryland, Delaware, New Jersey and Virginia. As of December 31, 2006, Fulton Financial had, on a consolidated basis, total assets of approximately $14.9 billion, total loans of $10.3 billion, total deposits of $10.2 billion and total shareholders’ equity of $1.5 billion.
     The principal assets of Fulton Financial are its thirteen wholly-owned bank subsidiaries:
•	Maryland state-chartered institutions include: Hagerstown Trust Company; The Peoples Bank of Elkton; and The Columbia Bank;

•	Nationally chartered associations include: Swineford National Bank; FNB Bank, National Association; and Delaware National Bank;

•	New Jersey state-chartered institutions include: The Bank; Skylands Community Bank; and Somerset Valley Bank;

•	Pennsylvania state-chartered institutions include: Fulton Bank; Lafayette Ambassador Bank; and Lebanon Valley Farmers Bank; and

•	A Virginia state-chartered institution: Resource Bank.
     In addition, Fulton Financial has the following wholly-owned non-bank direct subsidiaries:
•	Fulton Financial Realty Company, which holds title to or leases certain properties upon which Fulton Financial’s branch offices and other facilities are located;

•	Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life, accident and health insurance that is directly related to extensions of credit by Fulton Financial’s bank subsidiaries;

•	Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects;

•	FFC Management, Inc., which owns certain investment securities and other passive investments;

•	Fulton Financial Advisors, National Association, a limited purpose national banking association with trust powers;

•	Fulton Insurance Services Group, Inc., an insurance agency;

•	FFC Penn Square, Inc. which owns $44.0 million of trust preferred securities issued by a subsidiary of Fulton Financial’s largest bank subsidiary; and

•	PBI Capital Trust, Premier Capital Trust II, Resource Capital Trust III, SVB Bald Eagle Statutory Trust I, SVB Bald Eagle Statutory Trust II, Columbia Bancorp Statutory Trust, Columbia Bancorp Statutory Trust II, Columbia Bancorp Statutory Trust III and Fulton Capital Trust I, each of which has issued trust preferred securities.

     Our executive offices are located at One Penn Square, Lancaster, Pennsylvania 17602, and the telephone number at those offices is (717) 291-2411.
     We have announced our plans to consolidate our affiliated bank subsidiaries in 2007 as follows:
•	Somerset Valley Bank will merge with and into Skylands Community Bank; and

•	Fulton Bank will purchase substantially all assets, and assume substantially all liabilities, of Lebanon Valley Farmers Bank, with Lebanon Valley Farmers Bank thereafter winding up its corporate existence.
     Additional information about Fulton Financial and its subsidiaries is included in documents incorporated by reference in this prospectus supplement. You should refer to “Where You Can Find More Information.”

The Offering

Issuer	Fulton Financial Corporation

Subordinated Notes Offered	$100,000,000 aggregate principal amount of % subordinated notes due 2017.

Denominations	$1,000 and integral multiples of $1,000 in excess thereof.

Interest	Interest on the subordinated notes will be payable semiannually in arrears at an annual rate of % on May 1 and November 1 of each year, beginning November 1, 2007. The record dates will be the 15th calendar day (whether or not a business day) immediately preceding the relevant interest payment date. The amount of each interest payment with respect to the subordinated notes will include amounts accrued to, but excluding, the date the interest is due.

Ranking	The subordinated notes will be our unsecured obligations and will:
•	Rank junior to all of our existing and future senior indebtedness;

•	Rank equal in right of payment to all of our existing and future unsecured and subordinated indebtedness;

•	Rank senior to our obligations relating to the junior subordinated debt securities we issue in connection with trust preferred securities of special purpose entities established by us; and

•	Be effectively subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks.

At December 31, 2006, we had $13.0 billion in senior indebtedness outstanding on a consolidated basis, including deposits of $10.2 billion and other obligations of our subsidiaries.

Maturity	The subordinated notes will mature on May 1, 2017.

Listing of the Subordinated Notes	We do not intend to seek a listing of the subordinated notes on any national securities exchange or on the NASDAQ Global Select Market. For more information, you should read “Underwriting.”

Use of Proceeds	We intend to use the net proceeds from the issuance of the subordinated notes for general corporate purposes, which may include stock repurchases, the redemption of debentures issued in conjunction with certain existing trust preferred securities and a possible reduction of the amount outstanding under our $100 million Revolving Credit Agreement with SunTrust Bank, dated as of July 12, 2004, as amended. SunTrust Bank is an affiliate of SunTrust Capital Markets, Inc., one of the underwriters of the subordinated notes.

Ratings	The subordinated notes have been rated A3 by Moody’s Investors Service, referred to as Moody's and A- by Fitch Ratings, referred to as Fitch. A credit rating is not a recommendation to buy, sell or hold the subordinated notes and may be subject to revision or withdrawal at any time by the relevant rating agency. Each rating should be evaluated independently of the other rating assigned to the subordinated notes.

Tax Considerations	For a discussion of certain U.S. federal income tax considerations, you should read “Certain U.S. Federal Income Tax Consequences.”

ERISA Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, you should read “ERISA Considerations.”

You Will Not Receive Certificates	The subordinated notes will be represented by a global note that will be deposited with, and registered in the name of, The Depository Trust Company, referred to as DTC, or its nominee. As a result, you will not receive a certificate for the subordinated notes, and your beneficial ownership interests will be recorded through the DTC book-entry system. For more information, you should read “Description of Subordinated Notes — Form, Denomination, Book-Entry Procedures and Transfers.”

Risk Factors	For a discussion of certain considerations relevant to an investment in the subordinated notes that you should carefully consider, you should read “Risk Factors.”

Selected Consolidated Financial and Other Data
     Set forth below is a summary of our consolidated financial data for each of the years during the five year period ended December 31, 2006, which have been derived in part from our audited consolidated financial statements and related notes. The following data should be read in conjunction with our consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and other financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of or for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except for per share data)
SUMMARY OF INCOME
Interest income	$864,507	$625,768	$493,643	$435,531	$469,288
Interest expense	378,944	213,220	135,994	131,094	158,219

Net interest income	485,563	412,548	357,649	304,437	311,069
Provision for loan loss	3,498	3,120	4,717	9,705	11,900
Other income	149,875	144,298	138,864	134,370	114,012
Other expenses	365,991	316,291	277,515	233,651	226,046

Income before income taxes	265,949	237,435	214,281	195,451	187,135
Income taxes	80,422	71,361	64,673	59,084	56,181

Net income	$185,527	$166,074	$149,608	$136,367	$130,954

PER SHARE DATA(1)
Net income (basic)	$1.07	$1.01	$0.95	$0.93	$0.88
Net income (diluted)	1.06	1.00	0.94	0.92	0.88
Cash dividends	0.581	0.540	0.493	0.452	0.405
RATIOS
Return on average assets	1.30%	1.41%	1.45%	1.55%	1.66%
Return on average equity	12.84	13.24	13.98	15.23	15.61
Return on average equity (tangible)(2)	23.87	20.28	18.58	17.33	17.25
Net interest margin	3.82	3.93	3.83	3.82	4.35
Efficiency ratio	56.00	55.50	55.90	54.00	52.70
Average equity to average assets	10.10	10.60	10.30	10.20	10.60
Dividend payout ratio	54.80	54.00	52.50	49.20	46.00
Total risk-based capital ratio	11.7	12.1	11.8	12.7	13.8
Tier 1 risk-based capital ratio.	9.8	10.0	10.6	11.5	12.6
Tier 1 leverage ratio	7.6	7.7	8.8	8.7	9.4
(Notes on following page)

	As of or for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
PERIOD-END BALANCES
Total assets	$14,918,964	$12,401,555	$11,160,148	$9,768,669	$8,388,915
Investment securities	2,878,238	2,562,145	2,449,859	2,927,150	2,416,291
Loans, net of unearned income	10,374,323	8,424,728	7,533,915	6,140,200	5,295,459
Deposits	10,232,469	8,804,839	7,895,524	6,751,783	6,245,528
Federal Home Loan Bank advances and long-term debt	1,304,148	860,345	684,236	568,730	535,555
Shareholders’ equity	1,516,310	1,282,971	1,244,087	948,317	864,879
AVERAGE BALANCES
Total assets	$14,297,681	$11,781,485	$10,348,268	$8,805,554	$7,902,592
Investment securities	2,869,862	2,498,538	2,563,143	2,569,168	1,949,635
Loans, net of unearned income	9,892,082	7,981,604	6,857,386	5,564,806	5,381,950
Deposits	9,955,247	8,364,435	7,285,134	6,505,371	6,052,667
Federal Home Loan Bank advances and long-term debt	1,069,868	839,694	641,154	568,706	477,609
Shareholders’ equity	1,444,793	1,254,476	1,069,904	895,616	839,111

(1)	Adjusted for stock dividends and stock splits.

(2)	Net income, as adjusted for intangible amortization (net of tax), divided by average shareholders’ equity, net of goodwill and intangible assets.

RISK FACTORS
     You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and should particularly consider the following factors, which do not necessarily appear in the order of importance. Investors should consider all of these factors to be important.
Risks Related to Your Investment in the Subordinated Notes
If we are in default on our obligations to pay our senior indebtedness, we will not be able to make payments on the subordinated notes.
     Our obligations under the subordinated notes will be unsecured and will rank junior to the following, unless, by their terms, the obligation ranks equal with or junior to, the subordinated notes:
•	any of our obligations for money borrowed;

•	any of our obligations evidenced by bonds, debentures, notes or other written instruments;

•	any of our reimbursement obligations under letters of credit, bankers’ acceptances or similar facilities;

•	any of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	any of our capital lease obligations;

•	any of our obligations under any derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps; and

•	any obligation of the type listed above of another person and any dividends of another person that are guaranteed by us or for which we are responsible or liable for directly or indirectly, as obligor or otherwise.
     If we default on payments under any of these obligations that are senior to the subordinated notes, or if any of these senior obligations are accelerated or any judicial proceeding with respect to a default is pending, we will not be able to make payments on the subordinated notes, unless we cure the default. If we liquidate, go bankrupt or dissolve, we would be able to pay under the subordinated notes only after we have paid in full all of our liabilities that are senior to the subordinated notes. At December 31, 2006, we had outstanding $113 million in debt and other obligations (holding company only) that ranked senior to the subordinated notes. The subordinated debt indenture does not limit the amount of senior indebtedness that we may incur. For more information on the subordination of payments under the subordinated notes, see “Description of Subordinated Notes — Subordination.”
     In addition, under the terms of our 5.35% subordinated notes due April 1, 2015, which rank pari passu to these subordinated notes, if we default on a payment under the 5.35% subordinated notes or we breach our covenants under the related subordinated debt indenture that results in a default or event of default under such subordinated debt indenture, we will not be able to make payments on these subordinated notes (or any other series of subordinated notes to be issued under the subordinated debt indenture) unless we either cure the default or event of default or, if such default is a payment default, make payments on such subordinated notes, these subordinated notes and such future series of subordinated notes on a pro rata basis.
We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the subordinated notes.
     As a holding company, our principal source of funds to service our debt, including the subordinated notes, is dividends from our subsidiaries. For 2006, our interest expense on our debt obligations was $28.4 million (holding company only), and operating expenses were $62.9 million (holding company only).

     Federal and state banking regulations limit dividends from our bank subsidiaries to us. Dividend limitations vary, depending on the subsidiary bank’s charter and whether or not it is a member of the Federal Reserve System. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. Under such limitations, the total amount available for payment of dividends by our subsidiary banks was approximately $320 million at December 31, 2006. During 2006, our bank subsidiaries paid dividends of $178.4 million to us. In addition, federal bank regulatory agencies have the authority to prohibit our subsidiary banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the bank, could be deemed an unsafe or unsound practice.
     Dividend payments from any of our subsidiary banks would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if such subsidiary bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, our subsidiary banks are subject to restrictions under federal law that limit their ability to transfer funds or other items of value to us and our non-bank subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by each of our subsidiary banks with us are limited to 10% of such subsidiary bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of such subsidiary bank’s capital and surplus. As of December 31, 2006, a maximum of approximately $410 million was available to us from our bank subsidiaries pursuant to the limitations. Moreover, loans and extensions of credit by our bank subsidiaries to their affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.
     Accordingly, we can provide no assurance that we will receive dividends or other distributions from our bank subsidiaries and our other subsidiaries in an amount sufficient to pay interest on or principal of the subordinated notes.
The subordinated notes will be structurally subordinated to all indebtedness of our subsidiaries and creditors of our subsidiaries will have priority as to our subsidiaries’ assets.
     The subordinated notes are not obligations of, or guaranteed by, any of our subsidiaries and, as a result, our right and the rights of our creditors, including holders of the subordinated notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary. In the event of any such distribution of assets of our bank subsidiaries, the claims of depositors and other general or subordinated creditors of such subsidiary would be entitled to priority over the claims of ours or holders of the subordinated notes. Accordingly, the subordinated notes will effectively be subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including our deposit liabilities and claims of other creditors of our subsidiary banks. As of December 31, 2006, our subsidiaries had outstanding $13.0 billion in financial obligations that would effectively rank senior to the subordinated notes in case of liquidation or reorganization, such as deposit liabilities.
The subordinated notes will be subject to limited rights of acceleration.
     Payment of principal of the subordinated notes may be accelerated only in the case of an event of default under the subordinated debt indenture, which is limited to certain liquidation, insolvency or receivership events with respect to us. Thus, you will have no right to accelerate the payment of principal of the subordinated notes if we fail to pay interest on the subordinated notes or if we fail in the performance of any of our other obligations under the subordinated notes or any of our other obligations.
The limited covenants relating to the subordinated notes do not protect you.
     The covenants in the subordinated debt indenture governing the subordinated notes are limited. In addition, the subordinated notes and the subordinated debt indenture do not limit our or our subsidiaries’ ability to issue additional subordinated notes or to incur additional debt, including senior indebtedness. As a result, the terms of the subordinated debt indenture do not protect you in the event of an adverse change in our financial condition or results of operations, and you should not consider the terms of the subordinated debt indenture to be a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated notes.
There may be no active market for the subordinated notes.
     The subordinated notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the subordinated notes on any national securities exchange or for quotation of the subordinated notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the subordinated notes. However, they are under no obligation to do so and may discontinue any market making activities at any time without any notice. A liquid or active trading market for the subordinated notes may not develop. If an active trading market for the subordinated notes does not develop, the market price and liquidity of the subordinated notes may be adversely affected. If the subordinated notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.
Risk Factors Relating to Fulton Financial Corporation
Changes in interest rates may have an adverse effect on Fulton Financial’s profitability.
     Fulton Financial is affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board (FRB), which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.
     Net interest income is the most significant component of Fulton Financial’s net income, accounting for approximately 76% of total revenues in 2006. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect Fulton Financial’s net income and financial condition. Based on the current interest rate environment and the price sensitivity of customers, loan demand could continue to outpace the growth of core demand and savings accounts, resulting in compression of net interest margin. Furthermore, the U. S. Treasury yield curve, which is a plot of the yields on treasury securities over various maturity terms was relatively flat, and at times, downward sloping, with minimal differences between long and short-term rates during 2006, resulting in a negative impact to Fulton Financial’s net interest income and net interest margin. Finally, regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the FRB, may affect prevailing interest rates. Fulton Financial cannot predict or control changes in interest rates.
Changes in economic conditions and the composition of Fulton Financial’s loan portfolio could lead to higher loan charge-offs or an increase in Fulton Financial’s provision for loan losses and may reduce Fulton Financial’s net income.
     Changes in national and regional economic conditions could impact the loan portfolios of Fulton Financial’s subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities Fulton Financial serves. Weakness in the market areas served by Fulton Financial’s subsidiary banks could depress its earnings and consequently its financial condition because:
•	customers may not want or need Fulton Financial’s products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing Fulton Financial’s loans to borrowers may decline; and

•	the quality of Fulton Financial’s loan portfolio may decline.
     Any of the latter three scenarios could require Fulton Financial to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would reduce its net income.

     The second and third scenarios could also result in potential repurchase liability to Fulton Financial on residential mortgage loans originated and sold into the secondary market. Except for The Columbia Bank, Fulton Financial’s bank subsidiaries originate mortgages through mortgage divisions. One subsidiary in particular, Resource Bank, originates a variety of residential products through its Resource Mortgage Division to meet customer demand. These products include conventional residential mortgages that meet published guidelines of Fannie Mae and Freddie Mac for sale into the secondary market, which are generally considered prime loans, and loans that deviate from those guidelines. This latter category of loans includes loans with higher loan to value ratios, loans with no or limited verification of a borrower’s income or net worth stated on the loan application, and loans to borrowers with lower credit ratings, referred to as FICO scores. The general market for these alternative loan products across the country has declined as a result of moderating real estate prices, increased payment defaults by borrowers and increased loan foreclosures. In particular, Resource Bank has recently experienced an increase in requests from investors for Resource Bank to repurchase loans sold to those investors due to claimed loan payment defaults in one particular loan product. This resulted in Fulton Financial recording a $5.5 million contingent loss during the first quarter of 2007. This charge reflects losses that may be incurred due to potential repurchases of residential mortgage loans and home equity loans originated and sold in the secondary market. For more information regarding this contingent loss, see “Recent Developments.” We cannot assure you that additional payment defaults and related repurchase requests with respect to loans originated and sold by Resource Bank will not continue, which may result in additional related charges, which would adversely affect Fulton Financial’s net income.
     In addition, the amount of Fulton Financial’s provision for loan losses and the percentage of loans it is required to charge-off may be impacted by the overall risk composition of the loan portfolio. In recent years, the amount of Fulton Financial’s commercial loans (including agricultural loans) and commercial mortgages has increased, comprising a greater percentage of its overall loan portfolio. These loans are inherently more risky than certain other types of loans, such as residential mortgage loans. While Fulton Financial believes that its allowance for loan losses as of December 31, 2006 is sufficient to cover losses inherent in the loan portfolio on that date, Fulton Financial may be required to increase its loan loss provision or charge-off a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby reducing its net income. To the extent any of Fulton Financial’s subsidiary banks rely more heavily on loans secured by real estate, a decrease in real estate values could cause higher loan losses and require higher loan loss provisions.
Fluctuations in the value of Fulton Financial’s equity portfolio, or assets under management by Fulton Financial’s investment management and trust services, could have an impact on Fulton Financial’s results of operations.
     At December 31, 2006, Fulton Financial’s investments consisted of $72.3 million of Federal Home Loan Bank and other government agency stock, $79.8 million of stocks of other financial institutions and $13.5 million of mutual funds and other equity investment securities. Fulton Financial’s equity portfolio consists primarily of common stocks of publicly traded financial institutions. Fulton Financial realized net gains on sales of financial institutions stocks of $7.0 million in 2006, $5.8 million in 2005 and $14.7 million in 2004. The value of the securities in Fulton Financial’s equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and, due to the concentration in stocks of financial institutions in Fulton Financial’s equity portfolio, specific risks associated with that sector. If the value of one or more equity securities in the portfolio were to decline significantly, the unrealized gains in the portfolio could be reduced or lost in their entirety. In addition to Fulton Financial’s equity portfolio, Fulton Financial’s investment management and trust services income could be impacted by fluctuations in the securities market. A portion of Fulton Financial’s trust revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, Fulton Financial’s revenue could be negatively impacted. In addition, Fulton Financial’s ability to sell its brokerage services is dependent, in part, upon consumers’ level of confidence in the outlook for rising securities prices.
If Fulton Financial is unable to acquire additional banks on favorable terms or if it fails to successfully integrate or improve the operations of acquired banks, Fulton Financial may be unable to execute its growth strategies.
     Fulton Financial has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that Fulton Financial will be able to complete future acquisitions on favorable terms or that it will be able to assimilate acquired institutions successfully. In addition, Fulton Financial may not be able to achieve anticipated cost savings or operating results associated with acquisitions. Acquired institutions also may have unknown or contingent liabilities or deficiencies in internal controls that could result in material liabilities or negatively impact Fulton Financial’s ability to complete the internal control procedures required under federal securities laws, rules and regulations or by certain laws, rules and regulations applicable to the banking industry.
If the goodwill that Fulton Financial has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on Fulton Financial’s profitability.
     Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company’s net assets, the excess is carried on the acquirer’s balance sheet as goodwill. At December 31, 2006, Fulton Financial had approximately $626.0 million of goodwill on its balance sheet. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. Based on tests of goodwill impairment conducted to date, Fulton Financial has concluded that there has been no impairment, and no write-downs have been recorded. However, there can be no assurance that the future evaluations of goodwill will not result in findings of impairment and write-downs.
The competition Fulton Financial faces is increasing and may reduce Fulton Financial’s customer base and negatively impact Fulton Financial’s results of operations.
     There is significant competition among commercial banks in the market areas served by Fulton Financial’s subsidiary banks. In addition, as a result of the deregulation of the financial industry, Fulton Financial’s subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than Fulton Financial is with respect to the products and services they provide. Some of Fulton Financial’s competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than Fulton Financial and, as such, may have higher lending limits and may offer other services not offered by Fulton Financial.
     Fulton Financial also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the Internet and may be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.
     Competition may adversely affect the rates Fulton Financial pays on deposits and charges on loans, thereby potentially adversely affecting Fulton Financial’s profitability. Fulton Financial’s profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its objectives.
The supervision and regulation to which Fulton Financial is subject can be a competitive disadvantage.
     Fulton Financial is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). As a result, Fulton Financial and its subsidiaries are subject to regulations and examinations by various regulatory authorities. In general, statutes establish the eligible business activities for Fulton Financial, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. Fulton Financial is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole, and not for investors such as holders of the subordinated notes. Compliance with these statutes and regulations is important to Fulton Financial’s ability to engage in new activities and to consummate additional acquisitions. In addition, Fulton Financial is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Fulton Financial cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on Fulton Financial’s activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases Fulton Financial’s expense, requires management’s attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

RECENT DEVELOPMENTS
     The summary consolidated financial and other data and other ratios set forth in the following table as of and for the three months ended March 31, 2007 were derived from incomplete and unaudited financial statements. The summary consolidated financial and other data and other ratios set forth in the following table as of and for the three months ended March 31, 2006 were derived from and unaudited consolidated financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the results of unaudited periods have been included and are normal and recurring, except where otherwise indicated. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations that may be expected for the entire year.

	March 31,
	2007	2006
	In thousands, except per-share data
BALANCE SHEET DATA
Total assets	$14,670,336	$14,174,485
Loans, net of unearned income	10,448,175	9,718,710
Investment securities	2,621,608	2,790,622
Deposits	10,235,580	9,953,846
Shareholders’ equity	1,521,931	1,448,339

	Quarter Ended March 31,
	2007	2006
INCOME SUMMARY
Interest income	$230,656	$192,652
Interest expense	(108,881)	(77,609)

Net interest income	121,775	115,043
Provision for loan losses	(957)	(1,000)
Investment securities gains	1,782	2,665
Other income	37,283	33,942
Other expenses	(100,905)	(88,016)

Income before income taxes	58,978	62,634
Income taxes	(17,850)	(18,755)

Net income	$41,128	$43,879

PER-SHARE DATA:
Net income:
Basic	$0.24	$0.26
Diluted	0.24	0.25
Cash dividends	0.1475	0.138

Shareholders’ equity	8.79	8.32
Shareholders’ equity (tangible)	4.97	4.49

SELECTED FINANCIAL RATIOS:
Return on average assets	1.12%	1.32%
Return on average equity	11.06%	12.83%
Return on average equity (tangible)	20.34%	23.01%
Net interest margin	3.74%	3.88%
Efficiency ratio	60.98%	56.83%
Nonperforming assets to total assets	0.40%	0.35%
     We earned $41.1 million for the first quarter ended March 31, 2007, a 6.3 percent decrease from the same period in 2006. Diluted net income per share for the quarter decreased to 24 cents, a 4.0 percent decrease from the 25 cents reported in the same period in 2006. Total assets at March 31, 2007 were approximately $14.7 billion.

     Net interest income for the quarter increased $6.7 million, or 5.9 percent, compared to the first quarter of 2006. Approximately $4.5 million of this increase resulted from a full quarter’s contribution by one of our subsidiaries, The Columbia Bank, in 2007 as compared to two months’ contribution in 2006. The Columbia Bank was acquired on February 1, 2006.
     In comparison to the fourth quarter of 2006, net interest income was essentially unchanged. During the first quarter of 2007, interest recoveries on non-accrual loans totaled $3.7 million. This compares to recoveries of $480,000 in the fourth quarter of 2006 and $490,000 in the first quarter of 2006. Our net interest margin was 3.74 percent for the first quarter of 2007, 3.68 percent for the fourth quarter of 2006 and 3.88 percent for the first quarter of 2006. Interest recoveries and other nonrecurring items added approximately 11 basis points to the net interest margin for the first quarter of 2007, compared to approximately four basis points in the fourth quarter of 2006.
     Other income, excluding investment securities gains, increased $3.3 million, or 9.8 percent, in the first quarter of 2007 compared to the same period in 2006. The Columbia Bank contributed $560,000 to the increase in other income. The remaining $2.7 million increase resulted primarily from gains on the sale of real estate and increases in other service charges and fees. Compared to the fourth quarter of 2006, other income, excluding security gains, decreased $1.2 million, or 3.0 percent, primarily due a decrease in gains on sales of fixed assets, as well as decreased service charges on deposit accounts.
     Other expenses increased $12.9 million, or 14.6 percent, compared to the first quarter of 2006, to $100.9 million. The Columbia Bank added $3.5 million to the increase in other expenses. The remaining increase of $9.4 million resulted from the $5.5 million contingent loss described below and an increase in salaries and employee benefits. Compared to the fourth quarter of 2006, other expenses increased $6.1 million, or 6.5 percent.
     Loans, net of unearned income, increased $729.5 million, or 7.5 percent, to $10.4 billion at March 31, 2007, compared to $9.7 billion at March 31, 2006. The increase was realized mainly in commercial loans, which grew $357.5 million, or 13.1 percent, and commercial mortgages, which increased $237.5 million, or 7.9 percent.
     Non-performing assets were 0.40 percent of total assets at March 31, 2007, compared to 0.39 percent at December 31, 2006 and 0.35 percent at March 31, 2006. Annualized net recoveries for the quarter ended March 31,

2007 were less than one basis point as a percentage of average total loans, compared to annualized net charge-offs of 0.06 percent for the quarter ended December 31, 2006 and 0.03 percent for the quarter ended March 31, 2006. The provision for loan losses decreased $43,000, or 4.3 percent, for the first quarter of 2007, as compared to the same period in 2006.
     Total deposits increased $281.7 million, or 2.8 percent, to $10.2 billion at March 31, 2007, compared to $10.0 billion at March 31, 2006. Time deposits increased $513.2 million, or 12.9 percent, offset by a $231.5 million, or 3.9 percent, decrease in demand and savings deposits.
     On April 17, 2007, Fulton Financial announced that its board of directors approved a plan to repurchase up to one million shares, or approximately 0.6 percent of Fulton Financial’s outstanding shares, through December 31, 2007. All Fulton Financial shares authorized to be repurchased under the plan that was declared in March of 2006 and extended in December 2006 have been repurchased. On April 17, 2007, Fulton Financial also announced that its board of directors had authorized an increase in the regular quarterly cash dividend. The regular quarterly cash dividend, which will increase to 15 cents per share, will be payable on July 15, 2007 to shareholders of record as of June 20, 2007.
     As noted above, we recorded a $5.5 million contingent loss during the first quarter of 2007 related to losses that may be incurred due to the repurchase of residential mortgage loans and home equity loans that had been originated and sold in the secondary market by Resource Bank, one of our banking subsidiaries. In addition, we recorded a $3.4 million interest income recovery related to a previously charged off commercial mortgage loan. The net effect of these two items was a $0.01 decrease in diluted net income per share for the quarter ended March 31, 2007.
     In recent months, Resource Bank has experienced an increase in the rate of requests to repurchase residential mortgage and home equity loans, primarily due to the failure of borrowers to make timely payment on their loans during the first three months after the sale of the loan, commonly referred to as early payment default or EPD. Most of these requests to repurchase such loans are related to one specific product sold to one investor. This product, referred to as the 80/20 Program, involves financing of up to 80 percent of the lesser of the purchase price or appraised value for a first lien mortgage loan and up to an additional 20 percent of the lesser of the purchase price or appraised value for a second lien home equity loan. Investor underwriting requirements for the 80/20 Program do not require independent verification of the borrower’s income. To be eligible for loans under the 80/20 Program, borrowers were generally required to have a FICO score of 620 or greater. The average FICO score for borrowers in the 80/20 Program exceeded 650.
     Resource Bank ceased issuing commitments for loans under the 80/20 Program in February 2007. Resource Bank has issued commitments for loans under the 80/20 Program, which had not closed as of March 31, 2007, of approximately $675,000. Resource Bank has commitments from a secondary market investor to purchase these loans. At March 31, 2007, Resource Bank had received repurchase requests for approximately $34 million of residential mortgage loans that remained unresolved through repurchase, cure or otherwise. Of the total unresolved repurchase requests, approximately 37 percent are secured by properties located in Virginia, 38 percent in Maryland, 5 percent in Florida, and the remainder in fourteen other states and the District of Columbia, none of which constitute more than 5 percent of the total.
     The $5.5 million pre-tax charge for the first quarter of 2007 represents Fulton Financial’s best estimate of anticipated losses based on current information. However, additional EPDs and other repurchase requests may be received and, as a result, future charges may be incurred.
     Fulton’s other subsidiary banks also originate and sell residential mortgage loans in the secondary market. Fulton Financial’s other subsidiary banks have not experienced any unusual increases in repurchase requests as a result of EPD or otherwise. Other than the loans originated under the 80/20 Program, Resource Bank has not experienced any unusual increases in repurchase requests as a result of EPD or otherwise. In addition, Fulton Financial has not experienced any material change in trends with respect to the asset quality of its mortgage loan portfolio that is held for investment.

FORWARD-LOOKING STATEMENTS
     This prospectus supplement, including information incorporated into this prospectus supplement by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.
     We have made, and may continue to make, certain forward-looking statements with respect to acquisition and growth strategies, market risk, the effect of competition and interest rates on net interest margin and net interest income, investment strategy and income growth, investment securities gains, other-than-temporary impairment of investment securities, deposit and loan growth, asset quality, balances of risk-sensitive assets to risk-sensitive liabilities, employee benefits and other expenses, amortization of intangible assets, goodwill impairment, capital and liquidity strategies and other financial and business matters for future periods. We caution that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions may change, actual results could differ materially from these forward-looking statements.
     In addition to other factors identified herein, the following could cause actual results to differ materially from such forward-looking statements: pricing pressures on loan and deposit products, actions of bank and non-bank competitors, changes in local and national economic conditions, changes in regulatory requirements, actions of the FRB, creditworthiness of current borrowers, customers’ acceptance of our products and services, acquisition pricing and our ability to continue making acquisitions and integrating completed acquisitions successfully and within the expected timeframes.
     Our forward-looking statements are relevant only as of the date on which such statements are made. By making any forward-looking statements, we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

USE OF PROCEEDS
     The net proceeds from the issuance of the subordinated notes, after deducting estimated offering commissions and expenses, are estimated to be approximately $              . We intend to use such net proceeds for general corporate purposes, which may include stock repurchases, the redemption of debentures issued in conjunction with certain existing trust preferred securities and a possible reduction of the amount outstanding under our $100 million Revolving Credit Agreement with SunTrust Bank, dated as of July 12, 2004, as amended. At December 31, 2006 we had $36.3 million outstanding under that agreement. SunTrust Bank is an affiliate of SunTrust Capital Markets, Inc., one of the underwriters of the subordinated notes. See “Underwriting.” At various times during 2007, $21.1 million of debentures issued in conjunction with trust preferred securities will be eligible for redemption as indicated in the following table:

			Outstanding
Debentures		Rate at	Principal Amount
issued to	Type of Rate	December 31, 2006	(in thousands)	Maturity	First Call Date	Callable Rate

Premier Capital Trust II	Variable	8.86%	$15,464	11/7/2032	11/7/2007	100%

Resource Capital Trust III	Variable	8.86%	3,093	11/7/2032	11/7/2007	100

SVB Bald Eagle Statutory Trust II	Variable	8.92%	2,578	6/26/2032	6/26/2007	100

CAPITALIZATION
     The following table sets forth our consolidated capitalization, as of December 31, 2006, on an actual basis and on an as adjusted basis to give effect to the sale of the subordinated notes offered hereby. The following data is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement or incorporated by reference. The as adjusted data does not give effect to any redemption of debentures issued in conjunction with certain existing trust preferred securities, any repayment of our $100 million Revolving Credit Agreement with SunTrust Bank or any possible stock repurchases. See “Use of Proceeds.”

	December 31, 2006
	(In Thousands)
	Actual	As Adjusted
Long-term borrowings:
FHLB Advances(1)	$998,521	$998,521
Subordinated Notes	100,000	200,000
Junior Subordinated Deferrable Interest Debt Securities(2)	206,705	206,705
Other Long-Term Debt	1,999	1,999

Total Long-Term Borrowings(3)	1,307,225	1,407,225

Shareholders’ Equity (4)
Common stock, $2.50 par value, 600 million shares authorized, 173.6 million shares outstanding as of December 31, 2006	476,987	476,987
Additional paid-in capital	1,246,823	1,246,823
Retained earnings	92,592	92,592
Accumulated other comprehensive (loss) income	(39,091)	(39,091)
Treasury stock (17.1 million shares in 2006 and 16.1 million shares in 2005) at cost	(261,001)	(261,001)

Total Shareholders’ Equity	1,516,310	1,516,310

Total Long-Term Borrowings and Shareholders’ Equity	$2,823,535	$2,923,535

(1)	$190,305 of which mature in 2007.

(2)	Includes debentures issued in conjunction with trust preferred securities.

(3)	Excludes unamortized issuance costs of ($3,077).

(4)	Adjusted for stock dividends and stock splits.

CAPITAL RATIOS
     The following table sets forth our regulatory capital ratios at December 31 for the years indicated below on an actual basis and giving effect to the sale of the subordinated notes offered hereby on a pro forma basis at December 31, 2006. The pro forma data does not give effect to any redemption of certain debentures issued in conjunction with existing trust preferred securities, any repayment of our $100 million Revolving Credit Agreement with SunTrust Bank or any possible stock repurchases. See “Use of Proceeds.”

		2006
	2006	Pro Forma(1)	2005	2004	2003	2002
Capital Ratios:
Total risk-based capital ratio	11.7%	12.6%	12.1%	11.8%	12.7%	13.8%
Tier 1 risk-based capital ratio	9.8%	9.8%	10.0%	10.6%	11.5%	12.6%
Tier 1 leverage ratio	7.6%	7.6%	7.7%	8.8%	8.7%	9.4%

(1)	Giving effect to the issuance of the subordinated notes being offered by this prospectus supplement and assuming the proceeds are invested in assets with a 50% risk weighting for purposes of computing risk-based capital ratios.
RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratios of earnings to fixed charges for the periods shown.

	Twelve Months Ended December 31,
	2006		2005		2004		2003		2002
Ratio of earnings to fixed charges:
Including interest on deposits	1.7	x	2.1	x	2.6	x	2.5	x	2.2	x
Excluding interest on deposits	3.0		4.3		5.6		6.3		6.7
     For purposes of computing the ratios, earnings represent income before income taxes plus fixed charges. Fixed charges include all interest expense and the proportion deemed representative of the interest factor of rent expense for capitalized leases. These ratios are presented both including and excluding interest on deposits.

FULTON FINANCIAL CORPORATION
General
     Fulton Financial was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, Fulton Financial became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed Fulton Financial to expand its financial services activities under its holding company structure. Fulton Financial directly owns 100% of the common stock of thirteen community banks, two financial services companies and fifteen non-bank entities. As of December 31, 2006, Fulton Financial had approximately 4,400 employees.
Bank and Financial Services Subsidiaries
     Fulton Financial’s 13 subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five state region (Pennsylvania, Maryland, New Jersey, Delaware and Virginia). Pursuant to its “super-community” banking strategy, Fulton Financial operates the banks autonomously to maximize the advantage of community banking and service to its customers. Where appropriate, operations are centralized through common platforms and back-office functions; however, decision-making generally remains with the local bank management. Fulton Financial is committed to a decentralized operating philosophy; however in some markets, merging one bank into another creates operating and marketing efficiencies by leveraging existing brand awareness over a larger geographic area. During 2006, Fulton Financial merged its Premier Bank subsidiary into its Fulton Bank subsidiary. Additionally, in February 2007 Fulton Financial merged its First Washington State Bank subsidiary into The Bank. Fulton Financial has announced plans for two additional affiliate mergers that will take place during 2007.
     The subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. Fulton Financial and its banks are not dependent upon one or a few customers or any one industry and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.
     Each of the subsidiary banks offers a full range of consumer and commercial banking services in its local market area. Personal banking services include various checking and savings products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank (except for Resource Bank and The Columbia Bank, which maintain their own mortgage lending operations). Residential mortgages are generally underwritten based on secondary market standards. Consumer loan products also include automobile loans, automobile and equipment leases, credit cards, personal lines of credit and checking account overdraft protection.
     Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks’ market areas. Loans to one borrower are generally limited to $33 million in total commitments, which is below Fulton Financial’s regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Both floating and fixed rate loans are provided, with floating rate loans generally tied to an index such as the Prime Rate or LIBOR (London Interbank Offering Rate). Fulton Financial’s commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, construction lending, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.
     Through its financial services subsidiaries, Fulton Financial offers investment management, trust, brokerage, insurance and investment advisory services in the market areas serviced by the subsidiary banks. Fulton Financial’s subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking through the Internet. The variety of available delivery channels allows customers to access their account information and perform certain transactions such as transferring funds and paying bills at virtually any hour of the day.
     The following table provides certain information for Fulton Financial’s banking and financial services subsidiaries as of December 31, 2006.

	Main Office	Total	Total
Subsidiary	Location	Assets	Deposits	Branches
	(in millions)
Fulton Bank	Lancaster, PA	$5,003	$3,341	83
Lebanon Valley Farmers Bank	Lebanon, PA	786	602	12
Swineford National Bank	Hummels Wharf, PA	266	202	7
Lafayette Ambassador Bank	Easton, PA	1,328	990	24
FNB Bank, N.A	Danville, PA	304	219	8
Hagerstown Trust Company	Hagerstown, MD	518	407	12
Delaware National Bank	Georgetown, DE	411	271	12
The Bank	Woodbury, NJ	1,318	1,058	31
The Peoples Bank of Elkton	Elkton, MD	111	96	2
Skylands Community Bank	Hackettstown, NJ	609	467	12
Resource Bank	Virginia Beach, VA	1,448	832	7
First Washington State Bank(1)	Windsor, NJ	589	428	16
Somerset Valley Bank	Somerville, NJ	575	403	13
The Columbia Bank	Columbia, MD	1,678	1,035	25
Fulton Financial Advisors, N.A. and Fulton Insurance Services Group, Inc. (2)	Lancaster, PA	—	—	—
Total				264

(1)	First Washington State Bank merged into The Bank in February 2007.

(2)	Dearden, Maguire, Weaver and Barrett LLC, an investment management and advisory company, is a wholly-owned subsidiary of Fulton Financial Advisors, N.A.
Non-Bank Subsidiaries
     Fulton Financial owns 100% of the common stock of five non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, Ltd., which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of Fulton Financial; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Fulton Financial’s branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; and (v) FFC Penn Square, Inc. which owns $44.0 million of trust preferred securities issued by a subsidiary of Fulton Financial’s largest bank subsidiary.
     Fulton Financial owns 100% of the common stock of nine non-bank subsidiaries which are not consolidated for financial reporting purposes: (i) PBI Capital Trust, a Delaware business trust whose sole asset is $10.3 million of junior subordinated deferrable interest debentures from Fulton Financial; (ii) Premier Capital Trust II, a Delaware business trust whose sole asset is $15.5 million of junior subordinated deferrable interest debentures from Fulton Financial; (iii) Resource Capital Trust III, a Delaware business trust whose sole asset is $3.1 million of junior subordinated deferrable interest debentures from Fulton Financial; (iv) SVB Bald Eagle Statutory Trust I, a Connecticut business trust whose sole asset is $4.1 million of junior subordinated deferrable interest debentures from Fulton Financial; (v) SVB Bald Eagle Statutory Trust II, a Connecticut business trust whose sole asset is $2.6 million of junior subordinated deferrable interest debentures from Fulton Financial; (vi) Columbia Bancorp Statutory Trust, a Delaware business trust whose sole asset is $6.2 million of junior subordinated deferrable interest debentures from Fulton Financial; (vii) Columbia Bancorp Statutory Trust II, a Delaware business trust whose sole asset is $4.1 million of junior subordinated deferrable interest debentures from Fulton Financial; (viii) Columbia

Bancorp Statutory Trust III, a Delaware business trust whose sole asset is $6.2 million of junior subordinated deferrable interest debentures from Fulton Financial; and (ix) Fulton Capital Trust I, a Delaware business trust whose sole asset is $154.6 million of junior subordinated deferrable interest debentures from Fulton Financial.
DESCRIPTION OF SUBORDINATED NOTES
     This summary describes the material provisions of the subordinated notes. It is not complete and is both subject to and qualified by the subordinated debt indenture as defined below, including the definitions used in the subordinated debt indenture. We have incorporated the definitions used in the subordinated debt indenture in this prospectus supplement. You can request a complete copy of the subordinated debt indenture from Fulton Financial. Wilmington Trust Company will act as trustee under the subordinated debt indenture.
General
     The subordinated notes are a series of our subordinated notes (as defined in the accompanying prospectus) and will be issued under the indenture, to be dated      , 2007, between Fulton Financial and Wilmington Trust Company, as supplemented by the First Supplemental Indenture, to be dated       , 2007, between Fulton Financial and Wilmington Trust Company, referred to collectively as the “subordinated debt indenture.” The subordinated notes will be our general unsecured subordinated obligations and will rank equally with all of our other unsecured subordinated obligations from time to time outstanding, provided that the subordinated notes will rank senior to the junior subordinated debentures issued to our capital trust subsidiaries. The subordinated notes will rank junior to all of our existing and future senior indebtedness to the extent and in the manner set forth in the subordinated debt indenture. The subordinated notes will effectively be subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks. See “— Subordination.”
     The subordinated notes will be issued on        , 2007. The subordinated notes will mature on May 1, 2017. The subordinated notes will not be redeemable at the option of Fulton Financial or repayable at the option of the holders at any time before that date. There is no sinking fund for the subordinated notes.
     The subordinated notes will initially be limited to an aggregate principal amount of $100,000,000. We may, without the consent of the holders of the subordinated notes, issue an unlimited principal amount of additional subordinated notes having identical terms and conditions as the subordinated notes. Such additional subordinated notes will be consolidated and form a single series with the previously outstanding subordinated notes. We will only be permitted to issue such additional subordinated notes if, at the time of such issuance, we are in compliance with the covenants contained in the subordinated debt indenture.
     The subordinated notes have been rated “A3” by Moody’s and “A-” by Fitch. If another rating agency were to rate the subordinated notes, such rating agency may assign a rating different from the ratings described above. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.
Interest
     The subordinated notes will bear interest at the annual rate of      % of the principal amount of the subordinated notes. Interest will be payable semi-annually in arrears on interest payment dates of May 1 and November 1 of each year to the person in whose name each note is registered at the close of business on the relevant record date, except in the case of defaulted interest. The record dates will be the 15th calendar day, whether or not a business day, immediately preceding the relevant interest payment date. Interest payable at maturity of the subordinated notes will be paid to the registered holder to whom the principal is payable. The first interest payment date for the subordinated notes will be November 1, 2007. The period beginning on and including the date the subordinated notes are first issued and ending on but excluding November 1, 2007 and each period beginning on and including an interest payment date and ending on but excluding the next interest payment date is an interest period. The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.
     Payments not made on the required date will bear additional interest thereon (without duplication and to the extent permitted by law) at the rate of      % per year, compounded semi-annually, from the last interest payment date for which interest was paid.

     If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of principal or interest will be paid on the next business day, with the same force and effect as if made on such date, and no interest on such payments will accrue from and after such interest payment date or maturity date, as the case may be. A business day means any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York, Lancaster, Pennsylvania or Wilmington, Delaware are authorized or required by law, executive order or regulation to close.
Subordination
     Upon any payment or distribution of our assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of our creditors, marshalling of our assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding involving us, the allocable amounts in respect of the senior indebtedness must be paid in full before the holders of the subordinated notes will be entitled to receive or retain any payment in respect of the subordinated notes.
     In the event and during the continuation of any default by Fulton Financial in the payment of principal, premium, interest or any other payment due on any senior indebtedness, Fulton Financial will make no payment with respect to the principal or interest on the subordinated notes or any other amounts which may be due on the subordinated notes pursuant to the terms of the subordinated notes or the subordinated debt indenture. If the maturity of the subordinated notes is accelerated, Fulton Financial will make no payment with respect to the principal or interest on the subordinated notes or any other amounts which may be due on the subordinated notes pursuant to the terms of the subordinated notes or the subordinated debt indenture until the holders of all senior indebtedness outstanding at the time of such acceleration receive payment, in full, of all allocable amounts due on or in respect of such senior indebtedness (including any amounts due upon acceleration).
     Allocable amounts, when used with respect to any senior indebtedness, means all amounts due or to become due on such senior indebtedness less, if applicable, any amount which would have been paid to, and retained by, the holders of such senior indebtedness (whether as a result of the receipt of payments by the holders of such senior indebtedness from us or any other obligor thereon or from any holders of, or trustee in respect of, other indebtedness that is subordinate and junior in right of payment to such senior indebtedness pursuant to any provision of such indebtedness for the payment over of amounts received on account of such indebtedness to the holders of such senior indebtedness or otherwise) but for the fact that such senior indebtedness is subordinate or junior in right of payment to (or subject to a requirement that amounts received on such senior indebtedness be paid over to obligees on) trade accounts payable or accrued liabilities arising in the ordinary course of business.
     Senior indebtedness means the following, whether now outstanding or subsequently created, assumed or incurred, whether or not recourse is to all or a portion of our assets and whether or not contingent:
•	any of our obligations for money borrowed;

•	any of our obligations evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	any of our reimbursement obligations under letters of credit, bankers’ acceptances, security purchases facilities or similar facilities issued for our account;

•	any of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	any of our capital lease obligations;

•	any of our obligations under any derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and

•	any obligation of the type listed above of another person and any dividends of another person, the payment of which, in either case, (x) is guaranteed by us or for which we are responsible or liable for directly or indirectly, as obligor or otherwise or (y) is secured by a lien on any of our property or assets;
but does not include (A) any indebtedness issued to any statutory trust created by Fulton Financial for the purpose of issuing trust securities in connection with such issuance of indebtedness, which shall in all cases be junior to the subordinated notes, including without limitation the debt securities issued to (i) PBI Capital Trust, (ii) Premier Capital Trust II, (iii) Resource Capital Trust III, (iv) SVB Bald Eagle Statutory Trust I, (v) SVB Bald Eagle Statutory Trust II, (vi) Columbia Bancorp Statutory Trust, (vii) Columbia Bancorp Statutory Trust II, (viii) Columbia Bancorp Statutory Trust III and (ix) Fulton Capital Trust I, (B) any guarantees of Fulton Financial in respect of the equity securities or other securities of such trusts, (C) our 5.35% subordinated notes due April 1, 2015 (with respect to which the subordinated notes rank pari passu) or (D) any other subordinated debt of Fulton Financial that, by its terms, ranks pari passu or junior to the subordinated notes.
     As of December 31, 2006, we had $113 million (holding company only) of senior indebtedness outstanding. The subordinated notes and the subordinated debt indenture do not contain any limitation on the amount of senior indebtedness that we or any of our subsidiaries may hereafter incur.
     We are a financial holding company and substantially all of our assets are held by our direct and indirect subsidiaries. We rely on dividends and other payments or distributions from our subsidiaries to pay the interest on our debt obligations (such as the subordinated notes), which interest expense was $7.0 million in the fourth quarter of 2006, and our non-consolidated operating expenses, which were $16.3 million in the fourth quarter of 2006. Federal and state bank regulations impose certain restrictions on the ability of our bank subsidiaries to pay dividends directly or indirectly to us, to make any extensions of credit to us or certain of our affiliates and from investing in our stock or securities. These regulations also prevent us from borrowing from our bank subsidiaries unless the loans are secured by collateral. See “Risk Factors.” We are a holding company and may not have access to sufficient cash to make payments on the subordinated notes; in addition, banking laws and regulations could limit our access to funds from our subsidiary banks.
     Because we are a holding company, our right and the rights of our creditors, including holders of the subordinated notes, to participate in any distribution of assets of any of our subsidiaries upon their liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary (except to the extent that we are a creditor with a recognized claim). In the event of any such distribution of assets of our bank subsidiaries due in part to their status as insured depository institutions, the claims of depositors and other general or subordinated creditors of such bank subsidiaries would be entitled to priority over claims of shareholders of such bank subsidiary, including us as its parent holding company and any creditor of ours, such as holders of the subordinated notes. As of December 31, 2006, our subsidiaries had $13.0 billion in long-term debt and other obligations that ranked effectively senior to the subordinated notes.
Events of Default; Limited Rights of Acceleration
     The only “events of default” with respect to the subordinated notes under the subordinated debt indenture are certain events related to our bankruptcy or insolvency, whether voluntary or involuntary. If an event of default with respect to the subordinated notes occurs and is continuing, the principal amount of all of the subordinated notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the subordinated notes.
     There is no right of acceleration of the payment of principal of the subordinated notes upon a “default” in the payment of interest on the subordinated notes or in the performance of any of our covenants or agreements contained in the subordinated notes, in the subordinated debt indenture or any of our other obligations or liabilities. However, upon a default in the payment of principal of or interest on the subordinated notes, holders of subordinated notes will have a right to institute suit directly against us for the collection of such overdue payment.
     The following are “defaults” with respect to the subordinated notes:
•	default in the payment of principal of the subordinated notes when due, whether at maturity, by acceleration of maturity or otherwise; and

•	default in the payment of interest on the subordinated notes when due, which continues for 30 days.
     If a “default” or an “event of default” occurs and is continuing under the subordinated debt indenture, the trustee or the holders of not less than 25% in aggregate principal amount of the subordinated notes outstanding may seek to enforce its rights and the rights of the holders of the subordinated notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the subordinated notes. The trustee and the holders of subordinated notes may not accelerate the maturity of the subordinated notes upon the occurrence of a default. They may only accelerate the maturity of the subordinated notes upon the occurrence of an event of default described above.
Certain Covenants; Limitations On Dividends
     If there occurs a default or event of default under the subordinated debt indenture, or if any event, act or condition is, or with the giving of notice or the lapse of time, or both, would be, a default or an event of default under the subordinated debt indenture, and we have not taken reasonable steps to cure the default, event of default, event, act or condition, then we will not:
•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any payment of principal of, or interest, on, or repay, repurchase or redeem any of our debt securities that rank equal with or junior to the subordinated notes, other than such payments, repayments, repurchases or redemptions of our debt securities that rank equal with the subordinated notes that are made on a pro rata basis with payments, repayments, repurchases or redemptions on the subordinated notes; or

•	make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if such guarantee ranks equal with or junior to the subordinated notes, other than such payments on guarantees that rank equal with the subordinated notes that are made on a pro rata basis with payments on the subordinated notes, except that we may:
•	pay dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock;

•	declare a dividend in connection with the implementation of a stockholder’s rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;

•	redeem, purchase, acquire or make a liquidation payment with respect to our capital stock as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock;

•	purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; and

•	purchase our common stock related to the issuance of common stock or rights under any of our benefit or compensation plans for our directors, officers or employees or any of our dividend reinvestment plans.
Modification
     From time to time, we, together with the trustee, may, without the consent of the holders of subordinated notes, amend the subordinated debt indenture for one or more of the following purposes:

•	to provide for the assumption by a successor corporation of our obligations under the subordinated debt indenture;

•	to add to our covenants and the default provisions for the benefit of the holders of subordinated notes;

•	to cure ambiguities, defects or inconsistencies; provided, that any such amendment does not materially adversely affect the interests of the holders of subordinated notes;

•	to appoint a successor trustee with respect to the subordinated notes;

•	to qualify and maintain the qualification of the subordinated debt indenture under the Trust Indenture Act;

•	to establish the form or terms of each series of subordinated notes; or

•	to make any other change that does not adversely affect the interests of any holders of subordinated notes in any material respect.
     The subordinated debt indenture permits us and the trustee, with the consent of the holders of a majority in aggregate principal amount of each series of subordinated notes affected thereby, to modify the subordinated debt indenture in a manner affecting the rights of the holders of the subordinated notes of such series; provided, that no modification may, without the consent of the holders of each outstanding note affected:
•	change the maturity date, provide for the redemption of the subordinated notes prior to the maturity date or reduce the principal amount of the subordinated notes;

•	reduce the rate or extend the time of payment of interest;

•	make the principal of or interest on the subordinated notes payable in any coin or currency other than that provided in the subordinated notes;

•	impair or affect the right of any holder of the subordinated notes to institute suit for the payment thereof; or

•	reduce the percentage of the principal amount of the subordinated notes, the holders of which are required to consent to any such modification.
Consolidation, Merger and Sale of Assets
     We will not consolidate with or merge into any other corporation or sell, convey, transfer or lease substantially all of our properties and assets to any person, unless:
•	if we are the surviving person or if we consolidate with or merge into another person or sell, convey, transfer or lease substantially all of our properties and assets to any person, the successor is organized under the laws of the United States of America or any State or the District of Columbia, and the successor, if not Fulton Financial, expressly assumes our obligations relating to the subordinated notes;

•	immediately after giving effect to the transaction, no “default” or “event of default,” and no event which, after notice or lapse of time or both, would become a “default” or “event of default” shall have occurred and be continuing; and

•	other conditions described in the subordinated debt indenture are met.
     The general provisions of the subordinated debt indenture do not protect you against transactions, such as a highly leveraged transaction, that may adversely affect you.

Satisfaction And Discharge
     The subordinated debt indenture provides that when, among other things, all subordinated notes not previously delivered to the trustee for cancellation:
•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated notes not previously delivered to the trustee for cancellation, for the principal, and interest to May 1, 2017, then the subordinated debt indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the subordinated debt indenture with respect to the subordinated notes. However, we will continue to be obligated to pay all other sums due under the subordinated debt indenture and to provide the officers’ certificates and opinions of counsel described in the subordinated debt indenture.
Defeasance
     We may at any time terminate all of our obligations under the subordinated notes, except for certain obligations, including those respecting the defeasance trust. Our obligations will be deemed to have been discharged on the 91st day after the following applicable conditions have been satisfied:
•	we have irrevocably deposited in trust with the trustee or the defeasance agent, if any, money or U.S. government obligations for the payment of principal and interest on the subordinated notes to maturity;

•	if the subordinated notes are then listed on any national securities exchange, we have delivered to the trustee or defeasance agent an opinion of counsel that our defeasance will not cause the subordinated notes to be delisted from such exchange;

•	no default or event of default (or any event which after notice or the lapse of time or both would become a default or an event of default) with respect to the subordinated notes shall have occurred and be continuing; and

•	we have delivered to the trustee and the defeasance agent, if any, an opinion of counsel to the effect that holders of the subordinated notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.
Form, Denomination, Book-Entry Procedures and Transfers
     The subordinated notes initially will be represented by one or more subordinated notes in registered, global form, referred to collectively as the global subordinated notes. The global subordinated notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC or its nominee.
     Except as set forth in this prospectus supplement, the global subordinated notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Transfer of beneficial interests in the global subordinated notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

Exchange of Book-Entry Subordinated Notes for Certificated Subordinated Notes
     A global subordinated note can be exchanged for subordinated notes in certificated form only if:
•	DTC notifies the Trustee or us that it is unwilling or unable to continue as depositary for the global subordinated note and the Trustee fails to appoint a successor depositary within 90 days of receipt of DTC’s notice, or DTC has ceased to be a clearing agency registered under the Exchange Act and the Trustee fails to appoint a successor depositary within 90 days of becoming aware of this condition;

•	we determine, in our discretion, that the global subordinated notes will be exchangeable for subordinated notes in certificated form; or

•	an event of default shall have occurred and be continuing.
     Any such subordinated notes in certificated form will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof and may be transferred or exchanged only in such minimum denominations.
Payment And Paying Agents
     We will pay principal and interest on your subordinated notes at the office of the trustee in Wilmington, Delaware or in The City of New York, or at the office of any paying agent that we may designate.
     We will pay any interest on the subordinated notes to the registered owner of the subordinated notes at the close of business on the record date for the interest, except in the case of defaulted interest. Interest payable at maturity of the subordinated notes will be paid to the registered holder to whom principal is payable. We may at any time designate additional paying agents or rescind the designation of any paying agent.
     Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of and interest on any subordinated note that remains unclaimed for two years after the principal or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.
Governing Law
     The subordinated debt indenture and the subordinated notes will be governed by and construed in accordance with the laws of the State of New York.
The Trustee
     Wilmington Trust Company will be the trustee under the subordinated debt indenture. Wilmington Trust Company is also the trustee under the existing subordinated debt indenture dated as of March 28, 2005 between Fulton Financial and Wilmington Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     The following discussion is a summary of the material U.S. federal income tax consequences relevant to the ownership and disposition of the subordinated notes by holders who acquire the subordinated notes upon issuance. This discussion does not purport to be a complete analysis of all potential tax considerations relating to the subordinated notes. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. The discussion also does not address the U.S. federal income tax consequences of holders subject to special treatment under U.S. federal income tax laws, such as certain controlled foreign corporations, passive foreign investment companies, banks, thrifts, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, tax-exempt organizations, partnerships and pass-through entities, persons that hold the subordinated notes as part of a straddle, a hedge against currency risk, a conversion transaction, or an integrated or other risk reduction transaction, or persons that have a functional currency other than the U.S. dollar. Moreover, neither the effect of any applicable state, local or foreign tax laws nor the possible application of federal estate and gift taxation or the alternative minimum tax is discussed. In addition, this discussion is limited to initial holders who purchased subordinated notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Internal Revenue Code of 1986, as amended (the “Code”) (i.e., the first price at which a substantial amount of subordinated notes are sold for cash). This discussion deals only with subordinated notes that are held as capital assets within the meaning of Section 1221 of the Code.
     If a partnership or other entity treated for tax purposes as a partnership holds subordinated notes, the tax treatment of a partner thereof generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership of owning and disposing of the subordinated notes.
     We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) with respect to the matters discussed below. This discussion is based upon the Code, existing and proposed regulations thereunder, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. The discussion herein does not foreclose the possibility of a contrary decision by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or Treasury Department in regulations or rulings issued in the future.
     Holders of subordinated notes should consult their own tax advisors regarding the application of U.S. federal tax laws, as well as the tax laws of any state, local, or foreign jurisdiction, holding and disposing of the subordinated notes in light of their particular circumstances.
United States Holders
     As used herein, “United States Holder” means a beneficial owner of the subordinated notes who or that is:
•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

     Interest
     Payments of stated interest on the subordinated notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for U.S. federal income tax purposes.
     Sale or Other Taxable Disposition of the Subordinated Notes
     In general, a United States Holder will recognize gain or loss on the sale, exchange (other than in a tax-free transaction), retirement or other taxable disposition of a subordinated note in an amount equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such United States Holder’s income) and the United States Holder’s adjusted tax basis in the subordinated note. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder’s holding period for the subordinated note is more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of any capital loss is subject to limitation.
     Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to payments of interest and principal on the subordinated notes to United States Holders and the receipt of proceeds upon the sale or other disposition of subordinated notes by United States Holders. A United States Holder may be subject to a backup withholding tax. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:
•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.
     United States Holders should consult their tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
     We will furnish annually to the IRS, and to record holders of the subordinated notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the subordinated notes.
Non-United States Holders
     The following summary is a general description of certain U.S. federal income tax consequences to a non-United States Holder (which, for purposes of this discussion, means a beneficial owner of a subordinated note that is an individual, corporation or other entity taxable as a corporation for U.S. federal income tax purposes, estate or trust and not a United States Holder as defined above).
     Interest Payments
     United States tax law generally imposes a withholding tax of 30% in respect of interest payments to non-United States Holders if such interest is not effectively connected with the non-United States Holder’s conduct of a U.S. trade or business. Subject to the discussions of “— Backup Withholding and Information Reporting” below, interest paid to a non-United States Holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided that:
•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

•	such holder is not a bank that received such note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally on IRS Form W-8BEN), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the subordinated notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its subordinated notes through a “qualified intermediary” and certain conditions are satisfied.
     Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in, or exemption from, withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete IRS Form W-8BEN and claim the reduction or exemption on the form.
     The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.
     Prospective investors should consult their tax advisors regarding the certification requirements for non-United States Holders.
     Sale or Other Taxable Disposition of Subordinated Notes
     Subject to the discussion of “— United States Trade or Business” below, a non-United States Holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, retirement or other disposition of a subordinated note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.
     United States Trade or Business
     If interest or gain from a disposition of the subordinated notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies and the non-United States Holder maintains a U.S. “permanent establishment” to which the interest or gain is generally attributable), the non-United States Holder may be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the subordinated notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a subordinated note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.
     Backup Withholding and Information Reporting
     Generally, we must report to the IRS and to each non-United States Holder the amount of interest paid to such non-United States Holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States Holder resides under the provisions of an applicable income tax treaty. Backup withholding generally will not apply to payments of principal and interest made by us or our paying agent on a subordinated note to a non-United States Holder if the non-United States Holder has provided the required certification that it is not a United States person (provided that neither we nor our agents have actual knowledge or reason to know that the holder is a United States person).
     Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of subordinated notes made within the United States or conducted through certain United States-related financial intermediaries, unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the non-United States Holder is a United States person), or the non-United States Holder otherwise establishes an exemption.
     Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification is false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

ERISA CONSIDERATIONS
     The following is a general summary based upon provisions of The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code and related regulations and administrative interpretations as of the date hereof. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, administrative regulations, rules or administrative pronouncements will not significantly modify the requirements summarized herein. Any such changes may be retroactive and may thereby apply to transactions entered into prior to the date of the enactment or release of any such change.
EACH PROSPECTIVE PURCHASER THAT MAY BE SUBJECT TO ERISA OR TO SECTION 4975 OF THE CODE IS URGED TO CONSULT WITH ITS OWN COUNSEL ABOUT THE POTENTIAL CONSEQUENCES OF AN INVESTMENT IN THE SUBORDINATED NOTES UNDER SUCH LAWS.
     ERISA imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of an investment in a note including, but not limited to, the matters discussed above under “Risk Factors” and the fact that in the future there may be no market in which such ERISA Plan will be able to sell or otherwise dispose of any subordinated note it may purchase.
     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (“Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“Parties in Interest”) with respect to certain Plans. As a result of our business we, or our affiliates, may be a Party in Interest with respect to certain Plans. Where we are a Party in Interest with respect to a Plan, the purchase and holding of the subordinated notes by or on behalf of the Plan may be a prohibited transaction under Section 406(a)(l) of ERISA and Section 4975(c)(l) of the Code, unless exemptive relief were available under an applicable administrative exemption (as described below) or there was some other basis on which the transaction was not prohibited.
     Accordingly, the subordinated notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption (“PTCE”) 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of the subordinated notes by the Plan Asset Entity is not prohibited. Any purchaser or holder of the subordinated notes or any interest therein will be deemed to have represented by its purchase and holding thereof that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing the subordinated notes on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the subordinated notes is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or such purchase and holding is otherwise not prohibited.
     Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents.
     Due to the complexity of the applicable rules, it is particularly important that any Plan fiduciaries or other persons proposing to cause a Plan to purchase subordinated notes should consult with their legal counsel regarding the relevant provisions of ERISA and the Code and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

     The sale of any subordinated notes to a Plan is in no respect a representation by any party or entity that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
UNDERWRITING
     Subject to the terms and conditions of the purchase agreement among us and the underwriters named below, for which Keefe, Bruyette & Woods, Inc. is acting as representative, the underwriters have severally agreed to purchase and we have agreed to sell to them, the principal amount of subordinated notes listed below opposite their names.

Principal
Amount of
Underwriters	Subordinated Notes
Keefe, Bruyette & Woods, Inc.	$
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
J.P. Morgan Securities Inc.
SunTrust Capital Markets, Inc.

Total	$100,000,000

     The purchase agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by their counsel and to certain other customary conditions. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the purchase agreement. The purchase agreement provides that the underwriters are obligated to purchase all of the subordinated notes in this offering if any are purchased.
     The underwriters propose to offer the subordinated notes initially directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the subordinated notes to securities dealers at the public offering price less a concession not in excess of      % per subordinated note. The underwriters may allow, and the dealers may reallow, a discount not in excess of      % per subordinated note to other brokers and dealers. If all of the subordinated notes are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.
     The information below shows per subordinated note the underwriting commissions to be paid by Fulton Financial in connection with this offering (expressed as a percentage of the principal amount of the subordinated notes).

Per subordinated note	%
     The expenses of the offering, not including the underwriting commission, are estimated to be $           and are payable by us.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
     In connection with the offering of the subordinated notes, the underwriters may purchase and sell subordinated notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of subordinated notes than they are required to purchase in the offering of the subordinated notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the subordinated notes while the offering of the subordinated notes is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased subordinated notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
     These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the subordinated notes. As a result, the prices of the subordinated notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.
     We may use a portion of the net proceeds from this offering to reduce the amount outstanding under our $100 million Revolving Credit Agreement with SunTrust Bank, dated as of July 12, 2004, as amended. As a result, SunTrust Bank may receive more than 10% of the net proceeds of this offering. SunTrust Bank is an affiliate of SunTrust Capital Markets, Inc., one of the underwriters. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.
     Certain of the underwriters and their affiliates have performed and may perform in the future, from time to time, investment banking and other services (in addition to those described in the previous paragraph) for us in the ordinary course of business and have received and may receive customary fees from us for their services.
LEGAL MATTERS
     Certain legal matters will be passed upon for Fulton Financial by Thacher Proffitt & Wood llp and Barley Snyder LLC. Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP .
EXPERTS
     The consolidated financial statements of Fulton Financial as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS
Fulton Financial Corporation
Common Stock
Preferred Stock
Subordinated Notes
Junior Subordinated Debt Securities
Guarantees
Fulton Capital Trust I
Fulton Capital Trust II
Fulton Capital Trust III
Fulton Capital Trust IV
Capital Securities
We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and a pricing supplement, if any.
We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.
Our common stock trades on the Global Select Market of The Nasdaq Stock Market, Inc. referred to as NASDAQ, under the trading symbol “FULT.” Any common stock that we sell pursuant to any supplement to this prospectus will be listed for quotation on the Global Select Market of NASDAQ upon official notice of issuance.
These securities are unsecured and are not savings accounts or deposits of any of our bank or non-bank subsidiaries, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. These securities involve investment risks, including possible loss of principal.
This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Neither the Securities and Exchange Commission, referred to as the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 25, 2007.

WHERE YOU CAN FIND MORE INFORMATION
     Fulton Financial Corporation, referred to as Fulton Financial, files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. You may read and copy this information at prescribed rates at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     You can also obtain additional information about the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is www.sec.gov.
     The common stock of Fulton Financial is traded on the NASDAQ under the symbol FULT. You can also inspect information about Fulton Financial by visiting the NASDAQ web site (www.nasdaq.com). Our Internet web site is www.fult.com. Information contained in our web site does not constitute part of this prospectus.
     We have not included separate financial statements of any of the co-registrant statutory trusts in this prospectus and we will not prepare separate financial statements of any of these trusts in the future. We do not consider that such financial statements would be material to holders of the capital securities of a particular trust because Fulton Financial will fully, irrevocably and unconditionally guarantee, on a subordinated basis, payments on those capital securities to the extent described in this prospectus and the applicable prospectus supplement and each of the trusts is a newly-formed special purpose entity, has no operating history or independent operations, is not engaged in and does not propose to engage in any activity other than holding as its assets our debt securities, issuing, in the future, its capital securities to investors and common securities to Fulton Financial and engaging in incidental activities. Fulton Financial does not expect that any of these trusts will file reports, proxy statements and other information under the Exchange Act with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are incorporating information into this prospectus by reference, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except as discussed below.
     The following documents that we have filed with the SEC are incorporated into this prospectus by reference (other than information that pursuant to SEC rules is deemed not to be filed):
•	Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007; and

•	Current Reports on Form 8-K filed January 17, 2007 and March 20, 2007.
     All future filings that we make with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, are incorporated by reference into this prospectus and any supplements to this prospectus (other than information that pursuant to SEC rules is deemed not to be filed). Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that any statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes this statement. Any statement modified or superseded in this way will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any supplement to this prospectus. The information incorporated by reference contains information about us and our financial condition and performance and is an important part of this prospectus.
     You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC, through the SEC’s Internet web site at the address specified above. Documents incorporated by reference in this prospectus are available without charge, excluding all exhibits unless we have specifically incorporated an exhibit into this document by reference. You may obtain documents incorporated by reference in this document by requesting them by writing or telephoning us at:
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, PA 17604
Attention: Corporate Secretary
(717) 291-2411
     You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those included or incorporated by reference in this prospectus. If anyone does give you any additional or different information, you should not rely on it. The information included or incorporated by reference in this prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.
DESCRIPTION OF SUBORDINATED NOTES
     The subordinated notes will be general unsecured subordinated obligations of Fulton Financial. The indenture to be executed between Fulton Financial and Wilmington Trust Company, as Trustee, referred to as the indenture, does not limit the amount of subordinated notes that we may issue from time to time in one or more series. The indenture provides that subordinated notes may be issued up to the principal amount authorized by us from time to time. Unless otherwise specified in the prospectus supplement for a particular series of subordinated notes, we may reopen a previous issue of a series of subordinated notes and issue additional subordinated notes of that series.

2

     We will specify in the prospectus supplement relating to a particular series of subordinated notes being offered the terms relating to the offering. The terms may include:
•	the form of the subordinated notes of the series;

•	the title of the subordinated notes of the series (which shall distinguish the subordinated notes of the series from all other subordinated notes);

•	any limit upon the aggregate principal amount of the subordinated notes of the series which may be authenticated and delivered under the indenture (except for subordinated notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other subordinated notes of the same series pursuant to article two of the indenture);

•	the date or dates on which such subordinated notes may be issued;

•	the date or dates on which the subordinated notes will mature;

•	the date or dates, which may be serial, on which the principal of, and premium, if any, on the subordinated notes of such series shall be payable;

•	the rate or rates, or the method of determination thereof, at which the subordinated notes of such series shall bear interest, if any, the date or dates from which such interest shall accrue and the interest payment dates on which such interest shall be payable;

•	the place or places where the principal of, and premium, if any, and interest, if any, on subordinated notes of the series shall be payable;

•	if other than denominations of 1,000 and any integral multiple thereof, in dollars or the foreign currency or currency unit in which the subordinated notes of such series are denominated, the denominations in which subordinated notes of such series shall be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of subordinated notes of such series which shall be payable upon declaration of acceleration of the maturity date thereof or provable in bankruptcy;

•	whether payment of the principal of, premium, if any, and interest, if any, on the subordinated notes of such series shall be with or without deduction for taxes, assessments or governmental charges, and with or without reimbursement of taxes, assessments or governmental charges paid by noteholders;

•	any events of default with respect to the subordinated notes of such series;

•	in case the subordinated notes of such series do not bear interest, the applicable dates for providing notice to noteholders;

•	a description of any provisions providing for redemption, exchange or conversion of the subordinated notes of the series at Fulton Financial’s option, a noteholder’s option or otherwise, and the terms and provisions of such redemption, exchange or conversion;

•	the currency or currencies, or currency unit or currency units, whether in dollars or a foreign currency or currency unit, in which the principal of, and premium, if any, and interest, if any, on the subordinated notes of such series or any other amounts payable with respect thereto will be payable, and whether such principal, premium, if any, and interest, if any, payable otherwise than in dollars

3

may, at the option of the noteholders of any subordinated notes of such series, also be payable in dollars;
•	the provisions for the satisfaction and discharge of the indebtedness represented by the subordinated notes of such series;

•	whether the subordinated notes of such series are issuable as a global note and, in such case, the identity of the depositary for such series;

•	if the amount of payment of principal of (and premium, if any) or interest on the subordinated notes of such series may be determined with reference to an index, formula or other method based on a coin, currency or currency unit other than that in which the subordinated notes are stated to be payable or otherwise, the manner in which such amounts shall be determined;

•	any other terms of such series (which terms shall not be inconsistent with the provisions of the indenture); and

•	any trustees, paying agents, or registrars with respect to the subordinated notes of such series.
     We intend for any subordinated notes offered to qualify (subject to applicable limitations) as Tier 2 capital under Federal Reserve Board interpretations.
     If any of the subordinated notes are sold for, or if the principal of or any interest on any series of subordinated notes is payable in, foreign currencies or foreign currency units, the relevant restrictions, elections, tax consequences, specific terms and other information will be set forth in the applicable prospectus supplement.
     Each series of subordinated notes will be issued in fully registered form unless the prospectus supplement provides otherwise.
     The principal of, and premium and interest on, subordinated notes will be payable at the place of payment designated for such securities and stated in the prospectus supplement. Fulton Financial also has the right to make interest payments by check mailed to the holder at the holder’s registered address. The principal of, and premium, if any, and interest on any subordinated notes in other forms will be payable in the manner and at the place or places as may be designated by Fulton Financial and specified in the prospectus supplement.
     You may exchange or transfer the subordinated notes at the corporate trust office of the trustee for the series of subordinated notes or at any other office or agency maintained by us for those purposes. We will not require payment of a service charge for any transfer or exchange of the subordinated notes, but Fulton Financial may require payment of a sum sufficient to cover any applicable tax or other governmental charge.
     Unless the prospectus supplement provides otherwise, each series of the subordinated notes will be issued only in denominations of $1,000 or any integral multiple thereof and payable in dollars. Under the indenture, however, subordinated notes may be issued in any denomination and payable in a foreign currency or currency unit.
     We may issue subordinated notes with “original issue discount.” Original issue discount subordinated notes bear no interest or bear interest at below-market rates and will be sold below their stated principal amount. The prospectus supplement will describe any special federal income tax consequences and other special considerations applicable to any securities issued with original issue discount.

4

     The subordinated notes will rank equally with all other unsecured subordinated indebtedness of Fulton Financial, provided that the subordinated notes will rank senior to the junior subordinated debentures Fulton Financial issues to its capital trust subsidiaries. The subordinated notes will be subordinated in right of payment to all senior indebtedness (as defined in the applicable prospectus supplement) of Fulton Financial. The subordinated notes will rank senior to our obligations relating to the junior subordinated notes issued in connection with trust preferred securities of our special purpose entity subsidiaries. The subordinated notes will effectively be subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks.
     Upon any payment or distribution of our assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of our creditors, marshaling of our assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding involving us, the allocable amounts (as defined in the applicable prospectus supplement) in respect of the senior indebtedness must be paid in full before the holders of the subordinated notes will be entitled to receive or retain any payment in respect of the subordinated notes.
  In addition, Fulton Financial may not make any payment on the subordinated notes of a series in the event:
•	Fulton Financial has failed to make full payment of the principal of, or premium, if any, interest or any other payment due on any senior indebtedness of Fulton Financial, or

•	the maturity of the subordinated notes of such series has been accelerated, until the holders of all senior indebtedness of Fulton Financial outstanding at the time of such acceleration receive payment, in full, of all allocable amounts due on or in respect of such senior indebtedness (including any amounts due upon acceleration).
EXPERTS
     The consolidated financial statements of Fulton Financial as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

5

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any additional or different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Fulton Financial may change after the date of this prospectus supplement.

$100,000,000

Fulton Financial Corporation

% Subordinated Notes

due 2017

PROSPECTUS
SUPPLEMENT

Keefe, Bruyette & Woods
BB&T Capital Markets
JPMorgan
SunTrust Robinson Humphrey

          , 2007